Exhibit 8: Consolidated Statement of Cash Flow

	Ch$ millions		US$ millions (1)
	YTD December 01	YTD December 02	YTD December 01	YTD December 02

Cash received from customers	397,414	306,481	606.9	426.5
Financial income received	7,100	4,958	10.8	6.9
Dividends and other distributions	45	442	0.1	0.6
Other incomes	2,143	1,098	3.3	1.5
Payments to suppliers and employees	(360,189)	(267,152)	(550.1)	(371.8)
Interests paid	(25,001)	(19,330)	(38.2)	(26.9)
Income taxes paid	(3,400)	(862)	(5.2)	(1.2)
Other expenses	(103)	(940)	(0.2)	(1.3)
Added Value Tax and others	(11,636)	(12,293)	(17.8)	(17.1)
Net cash flow from operating activities	6,372	12,400	9.7	17.3

Sale of Property, Plant and Equipment	165	805	0.3	1.1
Sale of permanent investments	12,722	-	19.4	-
Sale of other investments	-	-	-	-
Other proceeds from investments	1,610	288	2.5	0.4
Acquisition of fixed assets	(8,659)	(6,401)	(13.2)	(8.9)
Permanent investments	(6,743)	-	(10.3)	-
Other disbursements	(2,666)	(247)	(4.1)	(0.3)
Net cash flow used in investing activities	(3,571)	(5,555)	(5.5)	(7.7)

Issuance of shares	-	689	-	1.0
Loans obtained	124,096	49,310	189.5	68.6
Registered loans from related companies	-	1,409	-	2.0
Other financing sources	24,857	-	38.0	-
Dividends paid	(271)	(24)	(0.4)	(0.0)
Repayments of bank borrowings	(152,372)	(53,023)	(232.7)	(73.8)
Repayments of bonds	(1,431)	(1,520)	(2.2)	(2.1)
Payment of expenses related to shares issuance	-	(17)	-	(0.0)
Others	(335)		(0.5)	-
Net cash flow provided by financing activities	(5,456)	(3,176)	(8.3)	(4.4)

Net cash flow for the period	(2,654)	3,670	(4.1)	5.1

Effect of price-level restatements on cash and cash equivalents	(1,714)	(490)	(2.6)	(0.7)

Net increase in cash and cash equivalents	(4,369)	3,179	(6.7)	4.4

Cash and cash equivalents at the beginning of year	8,948	4,579	13.7	6.4

Cash and cash equivalents at end of the period	4,579	7,759	7.0	10.8

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1 Exchange rate on December 2002 US$1.00 = 718,61
Exchange rate on December 2001 US$1.00 = 654,79